Exhibit 4.28

Marti Technologies, Inc.

Second Amended and Restated Non-Employee Director Compensation Program

Non-employee members of the board of directors (the “Board”) of Marti Technologies, Inc. (the “Company”) shall receive equity compensation as set forth in this Second Amended and Restated Non-Employee Director Compensation Program (this “Program”). This Program amends and restates in its entirety the Company’s Amended and Restated Non-Employee Director Compensation Program (the “Prior Program”), which became effective on October 4, 2023, the date on which the Prior Program was approved by the Board. The Non-Employee Director Compensation Program originally became effective on July 10, 2023, the date on which it was originally approved by the Board.

The equity compensation described in this Program shall be made, as applicable, automatically and without further action of the Board, to each member of the Board who is not an employee of the Company or any subsidiary of the Company (each, a “Non-Employee Director”) who is entitled to receive such equity compensation unless such Non-Employee Director declines the receipt of such equity compensation by written notice to the Company. This Program shall remain in effect until it is revised or rescinded by further action of the Board. This Program may be amended, modified or terminated by the Board at any time in its sole discretion. The terms and conditions of this Program shall supersede any prior cash and/or equity compensation arrangements for service as a member of the Board between the Company and any of its Non-Employee Directors (including the Prior Program). This Program shall be effective as of April 1, 2025 (the “Effective Date”).

Annual Retainers

Each Non-Employee Director shall be eligible to earn annual retainers (“Annual Retainers”) in the amounts set forth below:

Position	Annual Retainer Amount
Annual Retainer	$20,000
Lead Independent Director	$150,000	(1)
Chair of Audit Committee	$10,000
Chair of Compensation Committee	$10,000
Chair of Nominating and Corporate Governance Committee	$10,000
Member of Audit Committee (non-Chair)	$5,000
Member of Compensation Committee (non-Chair)	$5,000
Member of Nominating and Governance Committee (non-Chair)	$5,000

(1)	The Annual Retainer for the Lead Independent Director shall increase from $150,000 to $155,000, effective as of the Effective Date.

For the avoidance of doubt, the Annual Retainers in the table above are additive and a Non-Employee Director shall be eligible to earn an Annual Retainer for each position in which he or she serves. The Annual Retainers shall be earned on a quarterly basis based on a calendar quarter and shall be paid in the form of fully-vested Class A Ordinary Shares of the Company (the “Shares”) not later than the fifteenth (15th) day following the end of each calendar quarter to which they relate. In the event a Non-Employee Director does not serve as a Non-Employee Director, or in the applicable position, for an entire calendar quarter, the Annual Retainer earned and paid to such Non-Employee Director shall be prorated for the portion of such calendar quarter actually served as a Non-Employee Director, or in such position, as applicable. Notwithstanding anything to the contrary herein, upon a Non-Employee Director’s termination of service as a Non-Employee Director, any Annual Retainer (including any prorated Annual Retainer for the calendar quarter in which such service terminates) earned but unpaid as of the date of such termination (the “Termination Date”) shall be automatically issued to such Non- Non-Employee Director in Shares on the Termination Date.

The Shares issuable in respect of Annual Retainers shall be granted in the form of awards of fully-vested Shares under and subject to the terms and provisions of the Company’s 2023 Incentive Award Plan (the “2023 Plan”) or any other applicable Company equity incentive plan then-maintained by the Company (the 2023 Plan or such other plan, in any case, as amended from time to time, the “Equity Plan”) and an applicable award agreement in substantially the form previously approved by the Board. The number of Shares issuable to any Non-Employee Director in respect of his or her Annual Retainers for any calendar quarter will equal the applicable Non-Employee Director’s aggregate Annual Retainer Amount for the applicable calendar quarter, divided by the lesser of (i) the volume-weighted average price of one Share over the twenty (20) consecutive trading days ending on and including December 31st of the calendar year (the “Prior Calendar Year”) immediately preceding the calendar year to which the Annual Retainer Amount relates, and (ii) the volume-weighted average price of one Share over the twenty (20) consecutive trading days ending on and including December 31st of the calendar year immediately preceding the Prior Calendar Year; provided, that the number of Shares issuable in in respect of Retainer Amounts earned in calendar year 2025 on or after the Effective Date shall be equal to the applicable Non-Employee Director’s aggregate Retainer Amount for the applicable calendar quarter, divided by the volume-weighted average price of one Share over the twenty (20) consecutive trading days ending on and including December 31, 2024.

Annual Director Awards

In addition to the Annual Retainers described above, each Non-Employee Director shall be granted the following awards of restricted share units (each, an “RSU Award”) covering the Company’s Shares or other Share-based awards (each, a “Share Based Award”) under and subject to the terms and provisions of the 2023 Plan or any other applicable Equity Plan. Each RSU Award or Share Based Award shall be granted subject to an award agreement in substantially the form previously approved by the Board, and in the following amounts:

Initial RSU Award	A number of restricted share units (rounded to the nearest whole number) equal to $50,000 (or, for the Lead Independent Director, $140,000) divided by the Reference Price.
Subsequent Share-Based Award	A Share Based Award with an aggregate grant value equal to the sum of (i) $50,000 (or, for the Lead Independent Director, $140,000), (ii) $12,500 for each committee of the Board on which the Non-Employee Director serves (other than any committee for which such Non-Employee Director is the chairperson), and (iii) $25,000 for each committee of the Board for which such Non-Employee Director is the chairperson (the “Subsequent Share-Based Award Value”), which, unless otherwise determined by the Board will be granted in the form of a number of restricted share units (rounded to the nearest whole number) equal to the Subsequent Share -Based Award Value divided by the Reference Price.

For purposes of this Program, the “Reference Price” shall mean the closing sales price of one Share on the date of grant or on the last preceding trading day if the date of grant is not a trading day.

A. Initial RSU Awards. Each Non-Employee Director who is initially elected or appointed to the Board after the Effective Date shall receive the Initial RSU Award on the date of such initial election or appointment. No Non-Employee Director shall be granted more than one Initial RSU Award.

B. Subsequent Share-Based Awards. A Non-Employee Director who (i) has been serving as a Non-Employee Director on the Board for at least six (6) months as of the date of any annual meeting of the Company’s shareholders (each, an “Annual Meeting”) after the Effective Date and (ii) will continue to serve as a Non-Employee Director immediately following such Annual Meeting, shall be automatically granted a Subsequent Share-Based Award, in the discretion of the Board, on the date of such Annual Meeting. For the avoidance of doubt, a Non-Employee Director elected for the first time to the Board at an Annual Meeting shall only receive an Initial RSU Award in connection with such election, and shall not receive a Subsequent Share-Based Award on the date of such Annual Meeting.

C. Termination of Employment of Employee Directors. Members of the Board who are employees of the Company or any subsidiary of the Company who subsequently terminate their employment with the Company and subsidiary of the Company and remain on the Board will not receive an Initial RSU Award, but to the extent that they otherwise become entitled to compensation under this Program after such employment terminates, will be eligible to receive, after termination of employment with the Company and any subsidiary of the Company, a Subsequent Share-Based Award.

D. Terms of RSU and Share-Based Awards Granted to Non-Employee Directors.

1. Vesting.

a. Initial RSU Awards. Each Initial RSU Award shall vest in full on the earlier of (x) the date of the next Annual Meeting following the applicable date of grant and (y) the first anniversary of the applicable date of grant, subject to the Non-Employee Director continuing in service as a Non-Employee Director through such vesting date.

b. Subsequent Share-Based Awards. Each Subsequent Share-Based Award shall vest in full on the earlier of (x) the date of the next Annual Meeting following the applicable date of grant and (y) the first anniversary of the applicable date of grant, subject to the Non-Employee Director continuing in service as a Non-Employee Director through such vesting date.

c. Forfeiture of RSU and Share-Based Awards; Change in Control Vesting. Unless the Board otherwise determines, any portion of an Initial RSU Award or Subsequent Share-Based Award which is unvested at the time of a Non-Employee Director’s termination of service on the Board as a Non-Employee Director shall be immediately forfeited upon such termination of service and shall not thereafter become vested. All of a Non-Employee Director’s Initial RSU Awards and Subsequent Share-Based Awards shall vest in full immediately prior to the occurrence of a Change in Control (as defined in the 2023 Plan) (or any similar or like term as defined in the then-applicable Equity Plan), to the extent outstanding at such time.

Compensation Limits.

Notwithstanding anything to the contrary in this Program, all compensation payable under this Program will be subject to any limits on the maximum amount of Non-Employee Director compensation set forth in the 2023 Plan or the then-applicable Equity Plan as in effect from time to time.

Meeting Fees

Each Non-Employee Director who primarily resides in a country other than the country in which any Board meeting is being held and who travels to attend such Board meeting in person from the country in which such Non-Employee Director primarily resides at the time of such Board meeting shall receive a cash fee equal to $10,000 (the “Meeting Fee”) for each such Board meeting. The Meeting Fee, to the extent earned, will be paid to the applicable Non-Employee Director within ten (10) days following the applicable meeting.

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